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                                                                       EXHIBIT 3

[NRG Logo]                                                            NEWS
                                                                      RELEASE

FOR IMMEDIATE RELEASE

NRG ENERGY DEFERS MAKING RECOMMENDATION ON XCEL ENERGY'S TENDER OFFER

MINNEAPOLIS - March [26], 2002 - NRG Energy, Inc. (NYSE:NRG) announced today that it is unable to take a position at this time regarding the tender offer by Xcel Energy Inc. On March 13, 2002, Xcel's commenced a tender offer to exchange
0.4846 of a share of Xcel common stock for each outstanding share of NRG's common stock. NRG therefore recommends that its stockholders defer a decision as to whether to tender their NRG shares in the offer until it announces its recommendation with respect to the offer.

The Special Committee and it engaged its own legal counsel and financial advisor to assist it in this review and evaluation. The Special Committee has determined that it is unable to take a position with respect to the offer at this time because it needs more time to assess the effect on the long-term value of NRG of the results of operations of NRG for the first two months of 2002 announced by NRG on March 26, 2002 and the impact of that announcement on the market price of Xcel Shares. As previously announced, following Xcel's public announcement on February 15, 2002 of its intention to commence a tender offer for NRG's outstanding shares of common stock, a Special Committee of the NRG Board of Directors, comprised solely of directors who have no affiliation with Xcel, was authorized to review and evaluate the terms and conditions of the offer and to consider whether the offer is fair to, and in the best interests of, NRG and its public stockholders.

The Special Committee and the NRG Board expect to be able to make a recommendation at least five business days prior to the scheduled expiration of the offer on April 10, 2002.



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